

September 7, 2011

Via Email
Lars Pearl
Chief Executive Officer and President
Aurora Gold Corporation
Baarerstrasse 10, 1st Floor, Zug
6300 Switzerland

> **Re:** **Aurora Gold Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-24393**

Dear Mr. Pearl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Properties page 12

1.   We note that you have provided an estimate of mineralized material in this section of you filing. We do not generally object to reporting measured and indicated resources as tons and grade of mineralized material. However, we do not believe that volumes and grades estimated by using geologic inference, which are sometimes classified as "inferred" or "possible" resources by some evaluators, are appropriate for disclosure. Upon review of the technical report located on your website, it appears the estimates of mineralized material that you disclose are classified as inferred resources. Therefore, we believe that you should remove all such references to the mineralized material in your filing.

Lars Pearl
Aurora Gold Corporation
September 7, 2011
Page 2

2.	We note on page 22 that you disclose exploration expenditures of $644,313 for you fiscal year ending 2010. For each of your properties, please describe the past, present, and future exploration plans to comply with paragraph (b)(4)(i) of Industry Guide 7.

Tenures page 14

3.	For each of your tenures in Brazil please clarify in your disclosure whether you currently hold both the land rights to the tenure and the permits that will allow you to perform exploration work on these properties. Additionally, please disclose the frequency and amounts of all payments required to maintain your tenures in good standing.

British Columbia, Canada page 18

4.	Please disclose the tenure number, annual fees, and the name of the individual in which the tenure is registered for your claim in British Columbia.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

	Sincerely,

	/s/ Karl Hiller

	Karl Hiller
	Branch Chief